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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35776

RECEIVED FEB 23 2006 WASH., D.C. 209 SEC PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ensemble Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	**NY**	**14534**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Rogers **(585) 248-0050**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/3/06

OATH OR AFFIRMATION

I, Thomas J. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ensemble Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
A.M.&M. FINANCIAL SERVICES, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2005

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the eighteen months ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the eighteen months ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 19, 2006

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents		$ 771,673
Commissions receivable		55,510
Due from brokers		67,725
Prepaid expenses		125
	TOTAL CURRENT ASSETS	895,033
OFFICE EQUIPMENT		13,912
Less accumulated depreciation		(6,480)
		7,432
DEPOSIT		50,000
		$ 952,465

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued commissions		$ 151,134
Accounts payable		43,812
Due to parent		176,125
Deferred income		11,223
	TOTAL CURRENT LIABILITIES	382,294
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		3,800
Retained earnings		561,371
	TOTAL STOCKHOLDER'S EQUITY	570,171
		$ 952,465

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENT OF OPERATIONS

EIGHTEEN MONTHS ENDED DECEMBER 31, 2005

Revenue:	
Commissions	$ 8,834,889
Other	343,005
	9,177,894
Operating expenses:	
Commissions	7,367,710
Management fee	1,104,857
Insurance	74,262
Other	306,294
	8,853,123
NET INCOME	$ 324,771

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

EIGHTEEN MONTHS ENDED DECEMBER 31, 2005

	Common Stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance at July 1, 2004	100	$ 5,000	$ 4,002	$ 308,212
Deconsolidation of A.M.&M. Risk Management, Inc.	-	-	(202)	(71,612)
Net income	-	-	-	324,771
BALANCE AT DECEMBER 31, 2005	100	$ 5,000	$ 3,800	$ 561,371

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENT OF CASH FLOWS

EIGHTEEN MONTHS ENDED DECEMBER 31, 2005

CASH FLOWS - OPERATING ACTIVITIES	
Net income	$ 324,771
Adjustments to reconcile net income to net cash provided from operating activities:	
Depreciation	3,568
Deferred income taxes	21,800
Changes in certain assets and liabilities affecting operations:	
Commissions receivable	(28,251)
Due from brokers	(67,725)
Prepaid expenses	(125)
Accrued commissions	47,774
Accounts payable	43,812
Accrued income tax	(15,100)
Deferred income	11,223
NET CASH PROVIDED FROM OPERATING ACTIVITIES	341,747
CASH FLOWS - INVESTING ACTIVITIES	
Decrease in cash from deconsolidation	(71,814)
Office equipment additions	(2,961)
NET CASH USED FOR INVESTING ACTIVITIES	(74,775)
CASH FLOWS - FINANCING ACTIVITIES	
Increase in due to parent	196,736
NET CASH PROVIDED FROM FINANCING ACTIVITIES	196,736
NET INCREASE IN CASH AND CASH EQUIVALENTS	463,708
Cash and cash equivalents at beginning of period	307,965
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 771,673

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

During the eighteen months ended December 31, 2005, A.M.&M. Risk Management, Inc. was deconsolidated from the company. As a result of the deconsolidation, the Company recorded reductions of $71,612 to retained earnings and $202 to additional paid-in capital.

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc. "AM&M") (the "Company"), located in Pittsford, New York, is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities to clients across the country.

During 2005, A.M.& M. Risk Management, a related company, was deconsolidated from the company and became a wholly owned subsidiary of AM&M. The deconsolidation resulted in an decrease in stockholder's equity of $71,814 at December 31, 2005.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less. The Company maintains its cash balances in bank accounts which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk in cash and cash equivalents.

Office equipment

Office equipment is stated on the basis of cost. The cost of office equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

Recognition of Revenue

Mutual fund commissions are recorded when the customers' funds are submitted to the respective mutual funds for investment.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Income taxes

The Company is included in the consolidated Federal and New York State income tax returns of AM&M.

Effective July 1, 2004, AM&M has elected S corporation status. Earnings and losses after that date will be included in the personal tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional tax obligations as part of its informal tax sharing agreement with AM&M. Prior to the change, income taxes currently payable and deferred income taxes related to accrual to cash adjustments and between the basis of property and equipment for financial and income tax reporting were recorded in the financial statements. The effect of this change was to reduce the net deferred tax asset by $21,800.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED PARTY TRANSACTIONS

Management Fee

The Company is charged a management fee by AM&M for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $1,104,857 for the eighteen months ended December 31, 2005.

Line of credit

The Company guarantees amounts borrowed under a $250,000 line of credit agreement in the name of AM&M. At December 31, 2005, AM&M had no outstanding borrowings.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2005, the Company had regulatory net capital and a regulatory net capital requirement of $519,614 and $50,000. The Company's aggregate indebtedness to net capital ratio was 0.74 to 1.

NOTE D: CHANGE IN OWNERSHIP

On January 6, 2006, Ensemble's parent company, AM&M, was acquired by Tompkins Trustco, Inc. ("Tompkins") pursuant to an Agreement and Plan of Merger dated November 21, 2005. Under the terms of the agreement, Tompkins acquired all of the outstanding shares of AM&M capital stock for an amount paid in cash and Tompkins common stock. AM&M will continue operations as a subsidiary of Tompkins and Ensemble will continue operations as a wholly owned subsidiary of AM&M. Ensemble and AM&M will continue to be operated under the direction of their current management teams.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2005 and for the eighteen months ended December 31, 2005, and have issued our report thereon dated January 19, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 12 to 16 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 19, 2006

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 570,171
Less non-allowable assets:		
Commissions receivable		43,000
Prepaid expenses		125
Office equipment, net		7,432
		50,557
Net capital		519,614
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 25,486	
Minimum requirement	$ 50,000	
Greater of the above		50,000
		$ 469,614
Excess net capital:		
Ratio of aggregate indebtedness to net capital		0.74 to 1
Computation of aggregate indebtedness:		
Accrued commissions		$ 151,134
Accounts payable		43,812
Deferred income		11,223
Due to parent		176,125
TOTAL AGGREGATE INDEBTEDNESS		$ 382,294

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 12.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.& M. Financial Services, Inc.) (the "Company") for the eighteen months ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the board of directors and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 19, 2006

Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants